

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2012

<u>Via E-mail</u>
Roberto Egydio Setubal
Chief Executive Officer
Itau Unibanco Holding S.A.
Praca Alfredo Egydio de Souza Aranha, 100
04344-902 Sao Paulo, SP, Brazil

> **Re: Itau Unibanco Holding S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed June 27, 2011**
> **Form 20-F/A for the Fiscal Year Ended December 31, 2010**
> **Filed July 13, 2011**
> **File No. 001-15276**

Dear Mr. Setubal:

　　We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　/s/ Suzanne Hayes
　　　　　　　　　　　　　　　　Suzanne Hayes
　　　　　　　　　　　　　　　　Assistant Director